2011 Estimated Income and Capital Gain Distributions

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Please note that these are preliminary estimates and may change-both in total amount and classification of the distribution (short-term versus long-term)-from the date of this information to the payable date.

Record Date: December 14, 2011 Ex-Dividend Date: December 15, 2011 Payable Date: December 15, 2011 Reinvest Date: December 15, 2011

Meridian Growth Fund Meridian Value Fund Meridian Equity Income Fund Ticker MERDX MVALX MEIFX

Cusip 589619-10 5 589619-20 4 589619-30 3

Income Distribution $ 0.0739 $ 0.1211 $ 0.2048 Short-Term Capital Gain $ 0.0181 $ - $ - Long-Term Capital Gain $ 3.3373 $ - $ - Total $ 3.4293 $ 0.1211 $ 0.2048

Dated 10-31-11

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